21001719

SEC Mail P[illegible] ...ON

MAR 08 2021

Washington, DC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hazlett, Burt & Watson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Chapline Street
(No. and Street)

Wheeling	WV	26003
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy M. Bidwell (304) 233-3312
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes Goodman LLP
(Name – *if individual, state last, first, middle name*)

901 E Cary Street	Richmond	VA	23219
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Timothy M. Bidwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hazlett, Burt & Watson, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
NOTARY PUBLIC
STATE OF WEST VIRGINIA
MICHELLE L THEISS
1300 Chapline Street, Wheeling, WV 26003
My Commission Expires August 1, 2021

Signature

Executive Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

HAZLETT, BURT & WATSON, INC.
Wheeling, West Virginia

(S.E.C. I.D. No. 8-17737)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 2020 and 2019
And
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

HAZLETT, BURT & WATSON, INC.
Wheeling, West Virginia

FINANCIAL STATEMENTS
December 31, 2020 and 2019

CONTENTS

DHG

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Hazlett, Burt, and Watson, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Hazlett, Burt, and Watson, Inc. (the "Company") as of December 31, 2020 and 2019, the related statements of operations, changes in shareholder equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows of the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dixon Hughes Goodman LLP

We have served as the Company's auditor since 2013.

Richmond, Virginia
February 25, 2021

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2020 and 2019

	2020	2019
ASSETS		
Cash and cash equivalents due from financial institutions	$ 932,782	$ 396,421
Cash in money market fund	1,225,806	2,276,660
Total cash and cash equivalents	2,158,588	2,673,081
Deposits with clearing organizations	80,000	80,000
Due from clearing firm	71,847	19,696
Firm trading account, at fair value	374,160	37,044
Receivable from officers and employees	104,000	72,000
Due from affiliates	3,394	3,408
Furniture, equipment and leasehold improvements at cost, less accumulated depreciation of $430,719 and $591,245, respectively	178,079	122,525
Real estate and improvements at cost, less accumulated depreciation of $307,845 and $278,987, respectively	502,760	320,623
Advisory fee receivable	2,078,564	1,906,256
Right of Use asset	45,718	116,789
Other assets	116,973	129,313
	$ 5,714,083	$ 5,480,735
LIABILITIES		
Accounts payable and accrued liabilities	$ 2,294,857	$ 2,492,118
Note payable	576,400	-
Lease liability	45,718	116,789
	2,916,975	2,608,907
SHAREHOLDER EQUITY		
Capital stock, $1.6667 par value, 250,000 shares authorized:		
205,500 shares issued; 203,500 shares outstanding	339,173	339,173
Less – Treasury stock, 2,000 shares at cost	(3,333)	(3,333)
Capital in excess of par value	1,200,754	1,200,754
Retained earnings	1,260,514	1,335,234
	2,797,108	2,871,828
	$ 5,714,083	$ 5,480,735

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF OPERATIONS
Years ended December 31, 2020 and 2019

	2020	2019
REVENUES		
Commissions on security transactions	$ 961,368	$ 1,048,408
Investment advisory revenues	7,642,134	7,492,191
Miscellaneous fees and other income	483,781	373,017
Insurance and annuities	230,058	213,674
Realized gain on firm trading and investments, net	34,678	29,618
Unrealized gain (loss) on firm trading & investments, net	(60,847)	195
Interest and dividends	17,240	41,141
	9,308,412	9,198,244
EXPENSES		
Employee compensation and benefits	2,588,648	2,678,376
Commissions	4,138,626	4,082,481
Communications and data processing	277,869	283,514
Interest	808	1,434
Rent and maintenance	280,716	288,461
Depreciation	71,306	71,829
Clearing and execution charges	206,402	188,650
General, administrative and other expenses	518,757	564,551
	8,083,132	8,159,296
Net Income	$ 1,225,280	$ 1,038,948
Earnings per share based upon net income	$ 6.02	$ 5.11

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER EQUITY
Years ended December 31, 2020 and 2019

	Capital Stock			Treasury Stock			Capital in Excess of		Retained		
	Shares		Dollars	Shares		Dollars		Par Value		Earnings		Total
Balance at January 1, 2019	203,500	$	339,173	2,000	$	(3,333)	$	1,200,754	$	896,286	$	2,432,880
Net Income	-		-	-		-		-		1,038,948		1,038,948
Distributions to shareholder	-		-	-		-		-		(600,000)		(600,000)
Balance at December 31, 2019	203,500		339,173	2,000		(3,333)		1,200,754		1,335,234		2,871,828
Net Income	-		-	-		-		-		1,225,280		1,225,280
Distributions to shareholder	-		-	-		-		-		(1,300,000)		(1,300,000)
Balance at December 31, 2020	203,500	$	339,173	2,000	$	(3,333)	$	1,200,754	$	1,260,514	$	2,797,108

See accompanying notes to financial statements.

HAZLETT, BURT & WATSON, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities		
Net Income	$ 1,225,280	$ 1,038,948
Depreciation	71,306	71,830
Loss on Disposal of Fixed Assets	7,582	-
Realized gain on firm trading and investments	(34,678)	(29,618)
Unealized (gain) loss on firm trading and investments	60,847	(195)
Change in assets and liabilities		
Due from clearing firm	(52,151)	21,710
Due from affiliates	14	(91)
Receivable from officers and employees	(32,000)	(72,000)
Advisory fees receivable	(172,308)	(361,823)
Other assets	12,340	3,308
Accounts payable and accrued liabilities	(197,261)	(21,141)
Net cash provided by operating activities	888,971	650,928
Cash flows from investing activities		
Purchase of firm trading and investments	(435,000)	(39,495)
Sale of firm trading and investments	71,715	74,547
Capital expenditures	(316,579)	(173,909)
Net cash used by investing activities	(679,864)	(138,857)
Cash flows from financing activities		
Proceeds from note payable	576,400	-
Cash distributions to shareholder	(1,300,000)	(600,000)
Net cash provided by (used in) financing activities	(723,600)	(600,000)
Net decrease in cash and cash equivalents	(514,493)	(87,929)
Cash and cash equivalents at beginning of year	2,673,081	2,761,010
Cash and cash equivalents at end of year	$ 2,158,588	$ 2,673,081

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Hazlett, Burt & Watson, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). In May 2006, the Company formed Security Capital Management ("SCM"). This division of the Company is registered with the SEC as an Investment Advisor. SCM provides investment management services under an investment advisor model. The Company is a West Virginia S Corporation that is a wholly owned subsidiary of HB&W, Inc.

The Company is a fully-disclosed introducing broker. The Company has contracted with National Financial Services ("NFS") to execute and clear all customer trades, as well as for the purpose of carrying the securities positions of the customers, along with any corresponding margin balances. Per the agreement with NFS, the Company does not reflect any receivables or liabilities for customer accounts in its financial statements.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents: Cash and cash equivalents include cash and deposits due from financial institutions with maturities fewer than 90 days and money market mutual funds.

Security transaction accounting: Firm securities transactions affected in the firm investment account are recorded on a trade date basis. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions and related commission revenue and expense are recorded on a trade date basis as well.

Firm trading and investment accounts: Firm trading and investment accounts are recorded at fair value. Changes in fair value on the firm trading and investment accounts are reflected in the results of operations along with dividend or interest income from such securities.

Depreciation: Depreciation on real estate and improvements, furniture, leasehold improvements and equipment is provided using various methods over their estimated useful lives of five to thirty-nine years. Leasehold improvements are depreciated over their estimated useful lives or the lease term, whichever is shorter.

Income tax: The Company has elected by unanimous consent to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay Federal or State corporate income taxes on its taxable income. Instead, all taxable income flows through to the shareholder, HB&W, Inc.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. The Company has determined that it does not have any material unrecognized tax benefits or obligations as of December 31, 2020.

The Company is subject to income tax of the state of West Virginia. The Company recognizes interest and/or penalties related to income tax matters in General, administrative and other expenses

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenues:

Revenue Recognition – Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The Company has elected the practical expedient to recognize revenues earned over time based on the amounts the Company has the right to invoice the customer. This expedient has been applied in our evaluation of distribution and marketing revenue earned from commission revenue and insurance and annuity revenue, advisory service fees, and miscellaneous fees and other income recognized over time.

Commission Revenue – Commission revenue represents sales commissions generated by advisors for their clients' purchases and sales of securities on exchanges and over-the-counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

The Company is the principal for commission revenue, as it is responsible for the execution of the clients' purchases and sales, and maintains relationships with the product sponsors. Accordingly, total commission revenues are reported on a gross basis

The Company generates two types of commission revenue: sales-based commission revenue that is recognized at the point of sale on the settlement date and trailing commission revenue that is recognized over time as earned. Sales-based commission revenue varies by investment product and is based on a percentage of an investment product's current market value at the time of purchase. Trailing commission revenue is generally based on a percentage of the current market value of clients' investment holdings in trail-eligible assets, and is recognized over the period during which services, such as on-going support, are performed. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable.

The following table presents our sales-based and trailing commission revenues disaggregated by product category as of December 31:

	2020	2019
Sales-based		
Listed Equities	$ 179,801	$ 167,138
Over The Counter	145,936	113,002
Closed End Mutual Funds	108,911	62,316
Mutual Funds	17,596	35,094

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

	2020	2019
Sales-based (continued)		
Unit Investment Trusts	5,574	28,260
Master Limited Partnerships	28,999	13,358
Other	3,588	1,583
Total sales-based revenue	$ 490,405	$ 420,751
Trailing		
Mutual Fund Trails	$ 433,055	$ 453,548
Money Market Trails	37,908	174,109
Total trailing revenue	$ 470,963	$ 627,657
Total commission revenue	$ 961,368	$1,048,408

Investment Advisory Revenues – Investment advisory revenues represent fees charged to advisory client accounts on the Company's corporate advisory platform. The Company provides ongoing investment advice, custodial services (through its clearing provider, National Financials Services), and brokerage and execution services on transactions, and performs administrative services. This series of performance obligations transfers control of the services to the client over time as the services are performed. This revenue is recognized ratably over time to match the continued delivery of the performance obligations to the client over the life of the contract. The investment advisory revenue generated from the Company's corporate advisory platform is based on a percentage of the market value of the eligible assets in client advisory accounts. Revenue is billed quarterly based on actual or expected market value of clients' advisory accounts at period ends. As the last measurement date under the investment advisory contracts for revenue earned from investment advisory fees was December 31 of each year, there were no constraints on calculating consideration earned under the contracts. The majority of investment advisory revenues are billed quarterly in arrears.

The Company provides investment advisory services to clients on its corporate advisory platform through the advisor. The Company is the principal in these arrangements and recognizes advisory revenue on a gross basis, as the Company is responsible for satisfying the performance obligations, and has control over determining the fees.

Insurance and Annuities Revenue – Insurance and annuities revenue represents sales commissions generated by advisors for their clients' purchases of insurance and annuity products. The Company generates two types of insurance and annuities revenue: sales-based revenue that is recognized at the point of sale on the settlement date and trailing insurance and annuities revenue that is recognized over time as earned. Sales-based revenue varies by insurance product and is based on a percentage of the product's value at the time of purchase. Trailing insurance and annuities revenue is generally based on a percentage of the current value of underlying investment holdings, or as a percentage of renewable premiums, and are recognized over the period during which services, such as on-going support, are performed. When trailing revenues are based on underlying current market values, this variable consideration is constrained until the

(Continued)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

market value is determinable. The Company views the selling, distribution and marketing, or any combination thereof, of insurance and annuity products as single performance obligations to the product sponsors.

The Company is the principal for insurance and annuity revenue, as it is responsible for the execution of the clients' transactions, and maintains relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, total insurance and annuity revenues are reported on a gross basis.

The following table presents our sales-based and trailing insurance and annuities revenues disaggregated by product category as of December 31:

	2020	2019
Sales-based		
Insurance	$ 19,385	$ 7,591
Annuities	8,349	15,702
Total sales-based revenue	$ 27,734	$ 23,293
Trailing		
Insurance	$ 23,475	$ 33,147
Annuities	178,849	157,234
Total trailing revenue	$ 202,324	$ 190,381
Total insurance and annuities revenue	$ 230,058	$ 213,674

Interest and Dividends – Interest and dividend revenue is comprised of earnings received on investment and inventory securities, as well as cash and money market positions, held by the Company in the ordinary course of business. Interest and dividend revenue will vary with the nature, performance, and maturity of the underlying securities. This revenue is not in scope for Topic 606 as it is not generated from contracts with customers.

Miscellaneous Fees and Other Income – Miscellaneous fees and other income are primarily derived from transaction and clearance fees, margin interest, and account maintenance and servicing fees. Miscellaneous fees and other income are recognized at the point-in-time that a service is performed, or are recognized over time as the Company satisfies its performance obligations. Recognition varies from point-in-time to over time depending on whether the service is provided once at an identifiable point-in-time or if the service is provided continually over the contract life. Miscellaneous fees and other income are fees that are fixed, and are based upon agreed upon rate schedules.

The following table sets forth transaction and fee revenue disaggregated by recognition pattern as of December 31:

	2020	2019
Miscellaneous fees and other income		
Point-in-time(1)	$ 390,930	$ 274,607
Over time(2)	92,851	98,410
Total miscellaneous fees and other income	$ 483,781	$ 373,017

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(1) Miscellaneous fees and other income recognized point-in-time includes revenue such as transaction and clearance, margin interest, and other miscellaneous revenues.
(2) Miscellaneous fees and other income recognized over time includes revenue such as annual account maintenance and annual IRA service fees.

The Company is the principal and recognizes transaction and fee revenue on a gross basis as it is primarily responsible for delivering the respective services being provided, which is demonstrated by the Company's ability to control the fee amounts charged to customers.

Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Leases: On January 1, 2019, the Company adopted ASU 2016-02, Leases ("Topic 842"), and subsequent related ASUs. The new leasing standard modifies the accounting, presentation, and disclosures for both lessees and lessors. The Company elected the modified retrospective transition option which allows for application of the Topic 842 guidance at the adoption date. Therefore, comparative prior period financial information was not adjusted and will continue to be reported under the previous accounting guidance of ASC 840, Leases ("ASC 840"). No cumulative-effect adjustment to retained earnings as of January 1, 2019 was necessary as a result of adopting the new standard. The Company elected the "package of practical expedients" permitted under the transition guidance which allows the Company not to reassess its prior conclusions regarding lease identification, lease classification of existing leases, and treatment of initial direct costs on existing leases. Any lease arrangements and significant modifications entered into subsequent to the adoption date are accounted for in accordance with the new standard.

Topic 842 requires recognition of operating leases on the consolidated balance sheets as Right of Use ("ROU") assets and lease liabilities. ROU assets represent our right to use underlying assets for the lease terms and lease liabilities represent our obligation to make lease payments arising from the leases. ROU assets and lease liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term. We use our estimated incremental borrowing rate in determining the present value of lease payments for operating leases.

For operating leases, the Company recognized lease liabilities, with corresponding ROU assets, based on the present value of unpaid lease payments for existing operating leases longer than twelve months as of January 1, 2019. As a result, the Company recognized ROU assets in the amount of $116,789 and corresponding lease liabilities in the amount of $116,789 as of December 31, 2019, and has recognized ROU assets in the amount of $45,718 and corresponding lease liabilities in the amount of $45,718 as of December 31, 2020. The December 31, 2019 and 2020 incremental borrowing rates, determined on a collateralized basis for the remaining lease terms, were utilized when determining the present value of lease payments.

Subsequent Events: The company evaluated the effect subsequent events would have on the financial statements through February 25, 2021, which is the date the financial statements were issued.

(Continued)

NOTE 3 – EARNINGS PER SHARE

Earnings per share are calculated based upon the weighted average number of shares issued and outstanding during 2020 and 2019. The weighted average number of shares for the years ended 2020 and 2019 was 203,500.

NOTE 4 – OPERATING LEASES

The Company leases certain properties under operating leases. Certain leases include one or more options to renew, with renewal terms that can extend the lease term up to 3 additional years. The exercise of lease renewal options is at our sole discretion. When it is reasonably certain that we will exercise our option to renew or extend the lease term, that option is included in estimating the value of the ROU asset and a lease liability. At December 31, 2020, we did not have any leases that had not yet commenced for which we had created a ROU asset and a lease liability. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. Most of our lease agreements include periodic rate adjustments for inflation. The depreciable life of ROU assets and leasehold improvements are limited to the shorter of the useful life or the expected lease term. Leases with an initial term of 12 months or less are not recorded on our Consolidated Balance Sheets; we recognize lease expenses for these leases over the lease term. Rent expense for 2020 and 2019 was $88,108 and $85,467 respectively.

The following tables present supplemental balance sheet information related to operating leases. ROU assets are included in other assets and lease liabilities are included in other liabilities.

Supplemental Balance Sheet Information: December 31, 2020

ROU assets	$ 45,718
Lease liabilities	$ 45,718
Weighted-average remaining lease terms	10 months
Weighted-average discount rate	4.75%

The following schedule summarizes aggregate future minimum lease payments under these operating leases at December 31, 2020:

2021	$ 45,718
Thereafter	-
	$ 45,718

NOTE 5 – NET CAPITAL REQUIREMENT

The Company is subject to regulatory capital requirements set forth by the Securities and Exchange Commission Uniform Net Capital Rule, which requires that "aggregate indebtedness" shall not exceed fifteen times "net capital" as defined by the Rule and "net capital", shall at least be $250,000. At December 31, 2020, the Company had net capital of $1,165,987, which was $915,987 in excess of its required minimum net capital of $250,000. At December 31, 2019, the Company had net capital of $2,049,510, which was $1,799,510 in excess of its required minimum net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 196.8% and 121.6% at December 31, 2020 and 2019, respectively.

(Continued)

NOTE 6 – EMPLOYEE BENEFITS

The Company has a discretionary, trusteed profit sharing 401(k) plan covering substantially all employees who have attained age 21 and one year of service. The plan is funded through contributions of both employee and employer. The 401(k) provision of the plan was implemented during 2004 and called for a mandatory 3% safe harbor employer contribution of all eligible employee earnings. The safe harbor contribution expensed for 2020 was $128,050 and $130,317 for 2019, and is included in the Company's total contribution. The Company's total related expense was $222,631 for 2020 and $268,378 for 2019.

NOTE 7 – SHORT-TERM BORROWINGS

The Company maintains a credit facility with WesBanco Bank. The facility permits the Company to borrow amounts up to $500,000. The interest rate on borrowings under this credit facility is a fluctuating rate equal to a minimum of 4.75% at December 31, 2020. This credit facility does not expire. There were no borrowings outstanding on this credit facility at December 31, 2020 and 2019.

The Company maintains its proprietary trading accounts with its clearing broker. These accounts hold the Company's securities inventory and are collateralized by deposits totaling $75,000 at December 31, 2020 and 2019, as well as all the Company's securities inventory. The Company may borrow up to an agreed-upon percentage of the value of the collateral as specified in the clearing agreements. The accounts bear interest at a rate of 5.75% percent at December 31, 2020. Interest expense related to these accounts was $0 and $0 for the years ended December 31, 2020 and 2019. The Company had no short-term borrowings outstanding under these agreements at December 31, 2020 and 2019.

NOTE 8 – FIRM TRADING AND INVESTMENT ACCOUNTS

The statements of financial condition reflect the fair value of marketable securities and not readily marketable securities in the firm trading and investment accounts. The related amortized cost and fair value are as follows as of December 31, 2020:

		Firm Trading
Amortized cost:		
Equities	$	435,000
Total amortized cost:		435,000
Fair value:		
Equities		374,160
Total fair value		374,160
Unrealized (loss)	$	(60,840)

NOTE 9 - FAIR VALUE

Fair Value Measurements (ASC 820-10) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820-10, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1: Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Investment Securities: The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).

There have been no changes in the methodologies used at December 31, 2020 and 2019.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis:

Fair Value Measurements on a Recurring Basis
As of December 31, 2020

	Level 1	Level 2	Level 3	Fair Value
Firm trading account				
Equities	$ 374,160	$ -	$ -	$ 374,160
	$ 374,160	$ -	$ -	$ 374,160

(Continued)

NOTE 10 – RELATED PARTY TRANSACTIONS

During 1999, a West Virginia Corporation, HB&W, Inc. was formed to serve as a holding company for Hazlett, Burt & Watson, Inc. and Security National Trust Company. Security National Trust Company is a national non-depository bank that provides trust and custodial services. Both Hazlett, Burt & Watson, Inc. and Security National Trust Company are 100% owned subsidiaries of HB&W, Inc.

Hazlett, Burt & Watson, Inc. advances funds to HB&W, Inc. as needed on an interest free basis. This amount is payable on demand. As of December 31, 2020, and 2019, Hazlett, Burt & Watson, Inc. is owed $0 and $0 from HB&W, Inc.

In addition, Hazlett, Burt & Watson, Inc. periodically provides brokerage, clerical, computer support and miscellaneous services, under a support services agreement, at cost, and leases office space to Security National Trust Company ("SNTC") in the Wheeling, West Virginia office. The terms of the lease required SNTC to pay $60,000 per year for the period January 1, 2020 through December 31, 2020, and $33,900 per year for the period January 1, 2019 through December 31, 2019. During the years ended December 31, 2020 and 2019 the Company paid, and was reimbursed, $975,062 and $962,197, respectively, of expenses under this agreement. SNTC also pays the Company referral fees for Trust business it introduces. The referral fees paid by SNTC to the Company were $27,094 and $26,076 for the years ended December 31, 2020 and 2019. As of December 31, 2020, and 2019, the Company is owed $3,394 and $3,408 from SNTC.

Security National Trust Company acts as Trustee and Custodian of the Hazlett, Burt & Watson, Inc. Profit Sharing 401(k) Plan, which Plan has been adopted by both companies for substantially all of its employees. Security National Trust Company charges the standard and customary fees for providing these services. During 2020, the Company paid SNTC $31,313 for these services, and $27,733 in 2019.

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

The clearing and depository operations for the Company's securities transactions are performed by its clearing firm pursuant to a clearance agreement. At December 31, 2020 and 2019, all of the securities owned, which are presented on the accompanying Statement of Financial Condition, are held by the clearing firm, who is the custodian. The clearing firm is a member of a nationally recognized exchange. Included on the balance sheet at December 31, 2020 and 2019, the Company has $1,225,806 and $2,276,660 included in cash and cash equivalents; $75,000 and $75,000 included in deposits with clearing organizations; and $71,847 and $19,696 as a receivable from clearing firm. The Company consistently monitors the credit worthiness of the clearing firm to mitigate the Company's exposure to credit risk.

The Company currently maintains operations in Wheeling and Vienna, West Virginia, Barnesville, Ohio and in Lancaster, Pennsylvania. At these locations the Company engages in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 11 – CONCENTRATIONS OF CREDIT RISK (Continued)

In the normal course of its business, the Company is contingently liable to its clearing brokers/dealers for margin requirements of customer margin securities transactions, the failure to deliver securities sold or nonpayment of securities purchased by a customer.

NOTE 12 – DEPOSITS WITH CLEARING ORGANIZATIONS

Included in the statements of financial condition in the line titled, "Deposits with Clearing Organizations" are deposits with clearing organizations in the amount of $80,000, consisting of $80,000 in cash as of December 31, 2020 and $80,000, consisting of $80,000 in cash as of December 31, 2019.

NOTE 13 – RISKS AND UNCERTAINTIES

The Company may have significant investments in various securities. Investments in these securities may be exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with these investment securities, it is at least reasonably possible that changes in the values of these securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

NOTE 14 – CONTINGENCIES

The Company accrues for estimated loss contingencies related to legal and regulatory matters when available information indicates that it is probable a liability had been incurred and the Company can reasonably estimate the amount of that loss. However, actual results may differ from those estimates.

On March 8, 2018, pursuant to a routine regulatory examination, the SEC Office of Compliance Inspections and Examinations raised concerns with the Company that certain ticket charges related to the management of investment advisory accounts may not have been appropriately disclosed to the clients incurring these fees. The Company has engaged legal counsel, with respect to this matter, and continues to work through counsel, with the SEC, to resolve their concerns. The Company estimates that the resolution of this matter will result in refunding portions of these charges collected during the period under review. As of December 31, 2020, and 2019, the Company has recorded an estimated liability in the amount of approximately $650,000 for purposes of settling this matter.

COVID-19 – The worldwide COVID-19 pandemic and related measures intended to control the spread of the disease, including restrictions on travel and the conduct of business have had a degree of negative impact on the Company's operations, and may continue, or worsen, in the future. Certain aspects of the Company's Business Continuity Plan have been implemented in an effort to conduct business, and service our clients.

NOTE 15 – NOTE PAYABLE

In response to the COVID-19 pandemic, the Coronavirus Aid, Relief and Economic Security (CARES) Act was signed into law on March 27, 2020. The CARES Act provides for the establishment of the Payroll Protection Program (PPP), a new loan program under the Small Business Administration's 7(a) program providing loans to qualifying businesses. Additionally, loans originated under this program may be forgiven, in whole or in part, if certain criteria are met.

The Company received a PPP loan totaling $576,400. In order to be forgiven, funds from this loan may only be used to satisfy payroll costs, costs used to continue health care benefits, mortgage payments, rent, utilities, and interest on certain other debt obligations. The Company believes it has used the proceeds of the loan for qualifying expenses under the PPP. However, additional steps must be taken to apply for and receive forgiveness. Any unforgiven portion of the PPP loan is payable over two years and bears interest at 1%, with repayments deferred for ten months from the end of the Company's covered period.

On February 16, 2021, the Company received notification from the Small Business Administration that the loan had been forgiven and the Company had been relieved of its obligation for the liability. As a result, the Company will recognize the outstanding principal balance as a gain on extinguishment during the first quarter of 2021.

HAZLETT, BURT & WATSON, INC.
SCHEDULE 1 - COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2020

NET CAPITAL		
TOTAL SHAREHOLDER'S EQUITY	$	2,797,108
DEDUCTIONS AND/OR CHARGES		
Non-allowable assets:		
Receivables from non-customers		5,000
Receivable from affiliate		3,394
Furniture, equipment, leasehold improvements, and real estate		680,839
Prepaid expenses and other assets		843,091
Other deductions and/or charges		46
Total non-allowable assets		1,532,370
Net capital before haircuts on security positions		1,264,738
HAIRCUTS ON SECURITIES		
Money market and cash equivalents		24,445
Stocks, warrants and other		56,124
Undue concentrations		18,182
Total haircuts		98,751
NET CAPITAL	$	1,165,987
AGGREGATE INDEBTEDNESS		
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$	2,294,857
Total aggregate indebtedness	$	2,294,857
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
MINIMUM NET CAPITAL REQUIRED (6-2/3% OF AGGREGATE Indebtedness or $250,000 minimum)	$	250,000
EXCESS NET CAPITAL	$	915,987
EXCESS NET CAPITAL OF 1000% (net capital in excess of 120% of minimum net capital required)	$	865,987
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		196.82%

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Reports Form X-17A5, Part II-A, dated December 31, 2020.

HAZLETT, BURT & WATSON, INC.
SCHEDULE 2 - STATEMENT REGARDING RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
As of December 31, 2020

Hazlett, Burt & Watson, Inc. is exempt under Rule 15c3-3-k(2)(ii) from the requirement to make computations for the determination of reserve requirements for the exclusive benefit of customers.

Hazlett, Burt & Watson, Inc.

Hazlett, Burt & Watson, Inc.
Member FINRA, SIPC

Serving the Individual and Institutional Investor for Over 130 Years

1300 Chapline Street
Wheeling, WV 26003
(304) 233-3312 ♦ (800) 537-8985
Fax: (304) 233-3870
www.hazlettburt.com

Wealth Management for Today's Investors

SECURITY CAPITAL MANAGEMENT

Hazlett, Burt & Watson, Inc. Exemption Report
As of December 31, 2020

Hazlett, Burt & Watson, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii):

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Hazlett, Burt & Watson, Inc.

I, Timothy M. Bidwell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Executive Vice President

February 25, 2021

DHG

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Hazlett, Burt, and Watson, Inc.
Wheeling, West Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hazlett, Burt, and Watson, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hazlett, Burt, and Watson, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: Paragraph (k)(2)(ii) (the "exemption provisions") and (2) Hazlett, Burt, and Watson, Inc. stated that Hazlett, Burt, and Watson, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Hazlett, Burt, and Watson, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hazlett, Burt, and Watson, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dixon Hughes Goodman LLP

Richmond, VA
February 25, 2021

DHG

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures

Board of Directors
Wheeling, West Virginia

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Hazlett, Burt, and Watson, Inc. and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Hazlett, Burt, and Watson, Inc. (the "Company") for the year ended December 31, 2020, solely to assist you and SIPC in evaluating Hazlett, Burt, and Watson, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other

DHG

matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes Goodman LLP

Richmond, VA
February 25, 2021

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2020**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*21********1430***********************MIXED AADC 220
17737 FINRA DEC
HAZLETT BURT & WATSON INC
1300 CHAPLINE ST
WHEELING, WV 26003-3348

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A.	General Assessment (item 2e from page 2)	$ 12,644
B.	Less payment made with SIPC-6 filed (exclude interest) 07-29-2020 Date Paid	(5,648)
C.	Less prior overpayment applied	(—)
D.	Assessment balance due or (overpayment)	6,996
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	—
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 6,996

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 6,996

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Hazlett Burt & Watson, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26th day of January, 2021.

Exec. V.P. & CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2020** and ending **12/31/2020**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,469,259
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	680,729
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	302,713
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	(60,847)
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	7,488
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Real Estate Rental Income (Deductions in excess of $100,000 require documentation)	71,750
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 808	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 38,187	
Enter the greater of line (i) or (ii)	38,187
Total deductions	1,040,020
2d. SIPC Net Operating Revenues	$ 8,429,239
2e. General Assessment @ .0015	$ 12,644
	(to page 1, line 2.A.)